Proxy form

[Pursuant to Section 105 (6) of the Companies Act, 2013 and rule 19 (3) of the Companies (Management and Administration) Rules, 2014]

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road, Bangalore 560 100, India, Tel: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com | www.infosys.com

33rd Annual General Meeting – June 14, 2014

Name of the member(s)	
Registered address	
Email	
Folio no. / Client ID	
DP ID	

I / We, being the member(s) of .... shares of the above named company, hereby appoint

Name : .... Email : ....

Address : ....

.... Signature : ____________________

or failing him / her

Name : .... Email : ....

Address : ....

.... Signature : ____________________

or failing him / her

Name : .... Email : ....

Address : ....

.... Signature : ____________________

(contd...)

as my / our proxy to attend and vote (on a poll) for me / us and on my / our behalf at the 33rd Annual General Meeting of the Company, to be held on Saturday, June 14, 2014, at 3:00 p.m. IST, at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India and at any adjournment thereof in respect of such resolutions as are indicated below :

Resolution number	Resolution	Vote *(Optional see Note 2)* (Please mention no. of shares)		
		For	Against	Abstain
Ordinary business				
1	Adoption of Balance Sheet, Statement of Profit and Loss, Report of the Board of Directors and Auditors for the financial year ended March 31, 2014			
2	Approval of final dividend for the financial year ended March 31, 2014 and to confirm the interim dividend paid in October 2013			
3	Appoint a director in place of B. G. Srinivas, who retires by rotation and being eligible, seeks re-appointment			
4	Appoint a director in place of S. Gopalakrishnan, who retires by rotation and being eligible, seeks re-appointment			
5	Appoint B S R & Co. LLP as the auditors of the Company			
Special business				
6	Appoint U. B. Pravin Rao as a director liable to retire by rotation and as a Whole-time Director of the Company for a period of five years with effect from January 10, 2014			
7	Appoint Kiran Mazumdar-Shaw as an Independent Director up to March 31, 2019			
8	Appoint Carol M. Browner as an Independent Director up to April 28, 2019			
9	Appoint Ravi Venkatesan as an Independent Director up to March 31, 2019			
10	Approve the transfer of Company's Product, Platform and Solutions Business to Edgeverve Systems Limited (related party transaction)			
11	Resolved not to fill the vacancy for the time being caused by the retirement of Ann M. Fudge, Director, who retires by rotation and does not seek re-appointment			

Signed this …………………………………… day of ………………………… 2014.

…………………………………… *Signature of the member*

…………………………………… *Signature of the proxy holder(s)*

Affix revenue stamp of not less than ₹0.15

Notes :

1. *This form, in order to be effective, should be duly stamped, completed, signed and deposited at the registered office of the Company, not less than 48 hours before the meeting.*
2. *It is optional to indicate your preference. If you leave the for, against or abstain column blank against any or all resolutions, your proxy will be entitled to vote in the manner as he / she may deem appropriate.*

Attendance slip

INFOSYS LIMITED

CIN: L85110KA1981PLC013115
Electronics City, Hosur Road, Bangalore 560 100, India, Tel: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com | www.infosys.com

33rd Annual General Meeting – June 14, 2014

Registered Folio no. / DP ID no. / Client ID no. :

Number of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the 33rd Annual General Meeting of the Company at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, on Saturday, June 14, 2014, at 3:00 p.m. IST.

………………………………………

Name of the member / proxy
(in BLOCK letters)

………………………………………

Signature of the member / proxy

Note : Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the AGM.